UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the annual general meeting of shareholders 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 19, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

ALIMENTATION COUCHE-TARD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of shareholders of Alimentation Couche-Tard Inc. (the "Company") will be held at the Laval I, at the Congress Centre of the Hotel Sheraton Laval, located at 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on Wednesday, September 5, 2007, at 11:00 a.m. (local time), for the following purposes:

1)     to receive the consolidated financial statements of the Company for the fiscal year ended April 29, 2007, together with the auditors’ report thereon;

2)     to elect the directors of the Company for the ensuing year;

3)     to appoint the auditors of the Company and authorize the board of directors to fix their remuneration; and

4)     to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular, a form of proxy for the Meeting and a registration form for the Company’s shareholder supplemental list are enclosed with this notice.

If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the enclosed stamped envelope. Proxies may also be deposited with the Secretary of the Meeting, immediately prior to the commencement of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Sylvain Aubry
Corporate Secretary

Laval, Quebec, July 17, 2007

ALIMENTATION COUCHE-TARD INC.
MANAGEMENT PROXY CIRCULAR

This proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Alimentation Couche-Tard Inc. (the "Company") for use at the annual general meeting of shareholders of the Company (and at any adjournment thereof) (the "Meeting") to be held on Wednesday, September 5, 2007, at 11:00 a.m. (local time), at the place and for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). Unless otherwise indicated, the information contained herein is given as of June 30, 2007.

SOLICITATION OF PROXIES

The proxies must be deposited at the office of the transfer agent of the Company, Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario Canada, M5J 2Y1, before the time fixed for the Meeting. A shareholder executing the enclosed proxy has the power to revoke it at any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting.

A shareholder has the right to appoint some other person (who need not be a shareholder of the Company) to represent him in attendance and to act on his behalf at the Meeting other than the individuals designated by the management of the Company and named in the enclosed form of proxy. Such right may be exercised by inserting in the space provided on such form of proxy the name of the other person the shareholder wishes to appoint or by completing another proper form of proxy.

This solicitation of proxies by the management of the Company is being carried out by mail. The Company may also, upon request, reimburse brokers and other persons holding shares as nominees for their reasonable costs incurred in sending proxy material to beneficial owners of shares of the Company. The costs of solicitation will be borne by the Company.

INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in two ways. Applicable securities laws and regulations require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive from their nominees a request for voting instructions for the number of shares held on their behalf. The nominee’s voting instructions will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting. Non-registered shareholders who would like their shares to be voted on their behalf must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders should not complete the remainder of the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2007, 56,175,312 Multiple Voting Shares and 146,567,734 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the Securities Act (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the Securities Act (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the Securities Act (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the Regulation Respecting Securities (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

Holders of Multiple Voting Shares and holders of Subordinate Voting Shares listed as shareholders at the close of business on July 13, 2007 ("Record Date") will be entitled to vote at the Meeting in respect of all matters which may properly come before the Meeting. In order to be entitled to vote, a holder of Multiple Voting Shares or of Subordinate Voting Shares who has acquired his shares after this date must, at least ten (10) days before the Meeting, request that the Company enter his name on the list of shareholders entitled to vote. If two or more persons are joint holders of shares, those among such holders attending the Meeting may, in the absence of the others, vote such shares. However, if two or more joint holders are present in person or represented by proxy at the Meeting and wish to vote thereat, they may do so only as one and the same person. If more than one joint holder are present or represented by proxy, the vote must be made jointly and in unison.

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders’ agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

(i)    Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;

(ii)    Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; the representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie who is not a Metro employee and not related in anyway except for this nomination;

(iii)   Metro and Orano have undertaken not to sale or transfer directly or indirectly the shares of the Company held by them without the other party’s prior written consent;

(iv)   Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and

(v)   Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours).

This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the officers and directors of the Company, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to each class of voting shares outstanding of the Company are:

Number of
	Number of Multiple		Subordinate
	Voting Shares	Percentage of	Voting Shares	Percentage of
	beneficially owned,	Multiple Voting	beneficially owned,	Subordinate
	controlled or	Shares	controlled or	Voting Shares
Name	directed	outstanding	directed	outstanding

Développements
Orano Inc.	29,946,264 (1)	53.31%	-	-

Metro Inc.	15,018,680	26.74%	5,723,668	3.91%

Note:

(1)   The voting shares of Développements Orano Inc. are held in the following respective percentages: Alain Bouchard: 58.6%, Richard Fortin: 12.2%, Réal Plourde: 1.7%, and Jacques D’Amours: 27.5%. Consequently, Mr. Alain Bouchard, through its holding of shares of Développements Orano Inc. and of the Company, may be considered to exercise control or direction over shares carrying more than 10% of the votes attached to the outstanding voting shares of the Company.

MANAGEMENT’S REPORT AND FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended April 29, 2007 and the report of the auditors thereon will be submitted at the Annual General Meeting of Shareholders, but no vote thereon is required or expected. These consolidated financial statements are reproduced in the Company’s 2007 Annual Report which was sent to shareholders who requested it with this Notice of Annual General Meeting of Shareholders and Management Proxy Circular. The Company’s 2007 Annual Report is available on SEDAR (www.sedar.com) as well as on the Company’s website (www.couche-tard.com).

ELECTION OF DIRECTORS

The Board of Directors must be composed of a minimum of three and of a maximum of 20 directors. Pursuant to a resolution of the Board of Directors, 10 persons are to be elected as directors for the current fiscal year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management proposes the election, at the Meeting, of the following 10 nominees, who are all currently members of the Board of Directors.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the election of the 10 persons hereinafter named, each of whom will be nominated for election as a director.

			Number of	Number of
			Multiple Voting	Subordinate
			Shares	Voting Shares
			beneficially	beneficially
			owned or over	owned or over
			which control	which control	Number of
Name and Municipality of		Director	or direction is	or direction is	deferred share
Residence	Principal Occupation	Since	exercised (1)	exercised (1)	units (2)

Alain Bouchard (3)	Chairman of the Board,	1988	32,518,110 (4)	413,968 (5)	-
Lorraine, Québec	President and Chief
	Executive Officer of the
	Company

Jacques D’Amours (3)	Vice-President,	1988	2,831,810	275,200 (5)	-
Lorraine, Québec	Administration of the
	Company

Roger Desrosiers, FCA(7)	Corporate Director	2003	–	10,000	3,924
Montréal, Québec
Chairman of the Audit
Committee

Jean Élie (6) (7)	Corporate Director	1999	–	23,400	3,213
Montréal, Québec

Richard Fortin (3)	Executive Vice-President	1988	1,920,570	132,200 (5)	-
Longueuil, Québec	and Chief Financial
	Officer of the Company

Mélanie Kau	President, Mobilia	2006	-	-	1,452
Montréal, Québec	Interiors Inc.

Roger Longpré (6) (7)	President, Mergerac Inc.	2001	–	16,000 (5)	4,296
Brossard, Québec	(consulting firm in mergers
Chairman of the Human	and acquisitions)
Resources and Corporate
Governance Committee

Réal Plourde (3)	Executive Vice-President	1988	688,802	973,600 (5)	-
Montréal, Québec	and Chief Operating
	Officer of the Company

Jean-Pierre Sauriol (6)	President and Chief	2003	–	4,000	7,183
Laval, Québec	Executive Officer,
	Dessau-Soprin inc.
	(engineering- construction
	company)

			Number of	Number of
			Multiple Voting	Subordinate
			Shares	Voting Shares
			beneficially	beneficially
			owned or over	owned or over
			which control	which control	Number of
Name and Municipality of		Director	or direction is	or direction is	deferred share
Residence	Principal Occupation	Since	exercised (1)	exercised (1)	units (2)

Jean Turmel (8)	President, Perseus	2002	–	18,000 (5)	6,778
Montréal, Québec	Capital Inc. (Fund
management corporation)

Notes:

(1)   The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.

(2)   For more details see "Deferred Share Unit Plan".

(3)   Member of the Executive Committee.

(4)   Of this number, 29,946,264 shares are held through Développements Orano Inc.

(5)   Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D’Amours also hold options granting them the right to purchase 3,500,000, 1,570,000, 1,420,000 and 58,000 Subordinate Voting
Shares, respectively. Messrs. Roger Longpré and Jean Turmel hold options granting them the right to purchase 40,000 and 20,000 Subordinate Voting Shares, respectively.

(6)   Member of the Human Resources and Corporate Governance Committee.

(7)   Member of the Audit Committee.

(8)   Lead director.

COMPENSATION OF DIRECTORS

Deferred Share Unit Plan

On July 13, 2004, the Board of Directors adopted a Director Compensation Policy, which provides namely:

  the Company will no longer grant any stock options to directors who are not officers of the Company, but instead will grant deferred share units in accordance with the Company’s Deferred Share Unit Plan;

  at least 50% of the annual retainer fee will be paid in deferred share units; and

  directors who are not officers of the Company must hold at least 5,000 shares or deferred share units within three years after the latest of July 13, 2004 or their election to the Board.

During the fiscal year ended April 29, 2007, the Company paid to the six directors who were not officers of the Company, an aggregate amount of $ 104,500 and credited a total of 8,919.48 deferred share units to their respective account having a total value of approximately $ 214,067 at the end of fiscal year.

Each of these directors received an annual retainer fee of $30,000 and an attendance fee of $1,500 per meeting of the Board of Directors or the Human Resources and Corporate Governance Committee and $2,000 for the Audit Committee members. The Chairman of the Human Resources and Corporate Governance Committee and each committee member received additional annual fees of $5,000 and $3,000, respectively. The Chairman of the Audit Committee and each committee member received additional annual fees of $9,000 and $3,000 respectively. In his capacity as lead director, Mr. Jean Turmel was paid an additional annual fee of $25,000. Directors may elect to be paid between 50% to 100% of their annual retainer and attendance fees in deferred share units.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table details compensation information for the fiscal years ended April 29, 2007, April 30, 2006 and April 24, 2005, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

				Long Term
		Annual Compensation (1)		Compensation
				Subordinate
				Voting Shares
Name and Principal Position	Fiscal Year	Salary	Bonus	Under Options
		($)	($)	Granted
Alain Bouchard	2007	928,200	935,162	100,000
Chairman of the Board, President and Chief	2006	901,000	1,268,540	200,000
Executive Officer	2005	850,000	1,060,375	-

Richard Fortin	2007	418,600	316,305	50,000
Executive Vice-President and Chief Financial	2006	371,000	391,755	100,000
Officer	2005	350,000	327,468	-

Réal Plourde	2007	457,600	345,774	50,000
Executive Vice-President and Chief Operating	2006	424,000	447,720	100,000
Officer	2005	400,000	374,250	-

Stéphane Gonthier	2007	286,000	165,594	25,000
Senior Vice-President, Eastern North America	2006	265,000	181,740	50,000
	2005	221,263	157,875	100,000

Brian Hannasch	2007	286,000(2)	174,174(2)	25,000
Senior Vice-President, Western North America	2006	265,000(2)	246,090(2)	75,000
	2005	221,263(2)	173,630(2)	100,000

Notes :

(1)   Aggregate perquisites and other personal benefits received by or earned by each of the Named Executive Officers did not exceed the lesser of $50,000 and 10% of the total of his salary and bonus for the year.

(2)   These amounts are in US dollars. The average exchange rates for fiscal 2007, 2006 and 2005 were respectively $ 0.8789, $ 0.8417 and $0.7779.

OPTION GRANTS DURING FISCAL 2007

The following table provides details as to the stock options granted to the Named Executive Officers by the Company under the Plan during fiscal 2007.

	Subordinate			Market Value of
	Voting	% of Total		Subordinate Voting
	Shares	Options		Shares Underlying
	Under	Granted to		Options on the Date
	Options	Employees in	Exercise Price	of Grant
Name	Granted	Fiscal Year	($/Subordinate	($/Subordinate	Expiration Date
	(#)		Voting Share)	Voting Share)
Alain Bouchard	100,000	25.77	25.69	25.66	February 7, 2017
Richard Fortin	50,000	12.89	25.69	25.66	February 7, 2007
Réal Plourde	50,000	12.89	25.69	25.66	February 7, 2017
Stéphane Gonthier	25,000	6.45	25.69	25.66	February 7, 2017
Brian Hannasch	25,000	6.45	25.69	25.66	February 7, 2017

AGGREGATED OPTION EXERCISES DURING FISCAL 2007 AND FISCAL YEAR-END OPTION VALUES

The following table indicates for each of the Named Executive Officers the details as to the stock options exercised during fiscal 2007 and as to the total number of unexercised options to acquire Subordinate Voting Shares held at April 29, 2007 (unless otherwise provided) and the value of in-the-money unexercised options at that date.

			Unexercised Options	Value of Unexercised
			at	in-the-Money Options
	Subordinate Voting		April 29, 2007	at April 29, 2007
	Shares Acquired on	Aggregate Value	Exercisable /	Exercisable /
Name	Exercise	Realized	Unexercisable	Unexercisable
	(#)	($)	(#)	($) (1)
Alain Bouchard	-	-	3,220,000 / 280,000	57,342,600 / 1,906,400
Richard Fortin	-	-	1,430,000 / 140,000	25,257,250 / 953,200
Réal Plourde	150,000	3,242,625	1,280,000 / 140,000	22,014,625 / 953,200
Stéphane Gonthier	-	-	423,000 / 91,000	6,341,680 / 755,470
Brian Hannasch	-	-	383,000 / 112,000	5,485,375 / 383,000

Notes:

(1)   Value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange at fiscal year-end ($24.00) and the exercise price.

PENSION PLAN

Messrs. Bouchard, Fortin, Plourde and Gonthier participate in the Company’s Canadian basic pension plan and supplemental plan, which are defined benefit plans. The purpose of these plans is to offer these officers, upon retirement, income equal to 2% per year of service, multiplied by the final average compensation of the officer’s three best years (base salary), with no offset for any payment from the Canada and Quebec pension plans. The normal retirement age is 65, with an optional early retirement age of 60.

The following table shows estimated annual benefits payable at the normal retirement age based on the admissible earnings and years of credited service corresponding to the categories shown in the table.

Earnings($)	Years of Service
	15	20	25	30	35

200,000	60,000	80,000	100,000	120,000	140,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000

Messrs. Bouchard, Fortin, Plourde, Gonthier and Hannasch had, respectively, 28, 25, 23, 9 and 5 years of credited service as at April 29, 2007.

Mr. Hannasch participated in the Company’s new 401K Plan as of March 2004. Under this 401K Plan rules, participants can contribute annually up to a maximum of 2% of their base salary. The Company contributes an amount equal to 50% of the employee’s contribution up to 1% of the employee’s base salary. The benefits that the participant will receive upon retirement depend on the capital and interest accumulated during the years he contributed to the Plan. Since January 2005, Mr. Hannasch is not eligible to defer into the Company's 401K Plan. Under the amended 401K Plan rules, Highly Compensated employees were excluded from the plan due to discrimination testing results.

Since March 2004, Mr. Hannasch also participates in the Company’s director level Non-Qualified Deferred Compensation Plan. Under this Plan, participants can contribute up to 25% of base salary and up to 100% of their annual bonus pre-tax. The Company will match 100% of the first 6% of base salary (which was increased to 7% starting January 1, 2005). There is also a profit-sharing component to this Plan that will pay 0 to 3% of base salary to the participant if the Company meets or exceeds targeted profitability.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee of the Company is namely responsible for the compensation of the Company’s executive officers. This committee is comprised of three unrelated, independent directors, namely Roger Longpré (Chairman), Jean Élie and Jean-Pierre Sauriol. The lead director, Jean Turmel, also attends meetings of this Committee.

REPORT ON EXECUTIVE COMPENSATION

Within the Company, remuneration plays an important role in attracting and retaining key employees of the management team. The Chairman of the Board, President and Chief Executive Officer makes recommendations to the Human Resources and Corporate Governance Committee as to the compensation of each of the Company’s executive officers, other than himself. The Committee reviews the compensation of executive officers and reports thereon to the Board of Directors.

The Company’s compensation policy focuses on financial performance, both at the corporate and divisional levels, while providing its executive officers the necessary incentives to further the development of the Company, in line with its strategy and values. In determining compensation for executive officers, the Committee reviews a survey of compensation practices of a peer group of Canadian and U.S. companies in the retail and manufacturing (food) industries, to benchmark compensation against the median (50th percentile) of the peer group. This analysis is done with external consultants retained by the Company.

The compensation of the Company’s executive officers includes a base salary, an annual bonus and stock options, with more weight given to the long-term incentive component. The annual bonus is determined based on preset corporate and divisional financial objectives and on the achievement of individual performance objectives. The amounts payable are calculated on the basis of a percentage that reflects the executive officer’s position and responsibilities. The award of stock options also reflects the executive officer’s position and responsibilities as well as expected performance over the long term. (See "Stock Option Plan".)

The compensation of the Chairman of the Board, President and Chief Executive Officer is based on the same principles as those governing the compensation of the Company’s other executive officers as set forth above. The maximum cash bonus of the President and Chief Executive Officer under the Company’s incentive plans can reach 100% of his base salary which is tied 75% to financial objectives and the other 25% to individual performance objectives. If the financial objectives are under 90%, no cash bonus will be paid for such objectives. If it reaches 90%, then the cash bonus will be 10% and will be upgraded by 10% for each additional percentage up to a maximum of 100%. However, should the financial objectives reach 130%, the cash bonus for such objective may reach 250% of 75% of his salary base.

PERFORMANCE GRAPH

In June 1995, the outstanding common shares of the Company were converted into Multiple Voting Shares and Subordinate Voting Shares. The Multiple Voting Shares and the Subordinate Voting Shares traded on the Montreal Exchange until December 3, 1999 and commenced trading on the Toronto Stock Exchange on December 6, 1999.

The following graph compares the cumulative total shareholder return on $100 invested at the end of April 2002 in Multiple Voting Shares and Subordinate Voting Shares of the Company with the cumulative total shareholder return on the Toronto S&P/TSX Composite Index.

	APRIL 2002	APRIL 2003	APRIL 2004	APRIL 2005	APRIL 2006	APRIL 2007
Alimentation Couche-Tard Inc.
Multiple Voting Shares	$100.00	$68.29	$119.32	$187.80	$264.88	$235.12
Alimentation Couche-Tard Inc.
Subordinate Voting Shares	$100.00	$82.81	$151.07	$213.91	$323.77	$303.41

S&P/TSX Composite Index	$100.00	$85.48	$113.61	$122.78	$159.96	$178.67

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of April 29, 2007 with respect to the 1999 Stock Incentive Plan (the "Plan"). The Plan was approved by the Company’s shareholders at the annual and special meeting held on September 21, 1999 and amendments to the Plan were approved by the Company’s shareholders at the annual and special meeting held on September 25, 2002.

Equity Compensation Plan Information

	Number of Subordinate	Weighted-average exercise	Number of Subordinate
	Voting Shares to be issued	price of outstanding options	Voting Shares remaining
	upon exercise of outstanding		available for future issuance
	options		under the Plan

1999 Stock Incentive Plan	9,326,866	$ 8.50	7,243,346

Stock Option Plan

The Plan provides that the number of Subordinate Voting Shares issuable pursuant to the Plan is 16,892,000. Pursuant to the provisions of the Plan, the Company may grant options to purchase Subordinate Voting Shares to full-time employees, officers or directors of the Company or of any of its subsidiaries. The aggregate number of Subordinate Voting Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the aggregate number of Multiple Voting Shares and Subordinate Voting Shares outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Company. Options may be granted for a term of up to 10 years and the terms during which such options may be exercised are determined by the Board of Directors at the time of each grant of options. The conditions of vesting and exercise of the options are established by the Board of Directors when such options are granted and the option price, as established by the Board of Directors, shall not be less than the weighted average closing price for a board lot of the Subordinate Voting Shares for the five days preceding the date of grant.

Options granted under the Plan are personal to the optionees and cannot be assigned or transferred, except by will or by the applicable laws of succession. Upon an optionee's employment with the Company being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Company is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Company or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the applicable laws of succession for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

CORPORATE GOVERNANCE

The Company intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. A description of the Company’s governance practices is attached hereto as Schedule A.

APPOINTMENT AND REMUNERATION OF AUDITORS

Raymond Chabot Grant Thornton LLP, chartered accountants, have served as the Company’s auditors since 1990. For the fiscal years ended on April 29, 2007 and April 30, 2006, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2007	2006
Audit Fees (1)	$ 984,269	$ 916,920
Audit-Related Fees (2)	$ 22,700	$ 118,620
Tax Fees (3)	Nil	Nil
All Other Fees	$ 116,009	Nil
TOTAL	$ 1,122,978	$ 1,035,540

Notes:

(1)    Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:

- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions.

(2)    Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:

- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;
- internal control reviews;
- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

(3)    This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

At its meeting held on March 16, 2004, the Board of Directors adopted a policy and procedures on the pre-approval of non-audit services by the Company’s auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

The Board of Directors is recommending that Raymond Chabot Grant Thornton LLP, chartered accountants, be appointed to serve as the Company’s auditors until the next annual general meeting of shareholders. Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the appointment of RAYMOND CHABOT GRANT THORNTON LLP, chartered accountants, as auditors of the Company until the next annual general meeting of the shareholders and authorizing the Board of Directors to fix their remuneration.

OTHER BUSINESS

Management of the Company knows of no amendment or variation to the matters identified in the Notice, nor of any other matter to be discussed other than those identified in the Notice. However, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s Web site www.couche-tard.com. Copies of the Company’s latest annual information form, financial statements and MD&A filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

APPROVAL BY DIRECTORS

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

Sylvain Aubry
Corporate Secretary

Laval, Québec, July 17, 2007

APPENDIX A
GOVERNANCE PRACTICE

BOARD OF DIRECTORS

The Board of Directors up for election is comprised of 10 directors. The Board of Directors considers six of them to be "independent" to the Company. Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D’Amours are not independent directors, each being a senior officer of the Company. Mr. Jean Élie was nominated by Metro Inc., a significant shareholder, but is not otherwise related to the Company or Metro. The Board does consider Mr. Élie to be an independent director given that the Company does not have significant business dealings with Metro and that Metro does not control the Company. The five other directors, Messrs. Desrosiers, Longpré, Sauriol and Turmel and Mrs. Mélanie Kau, are independent directors given that they do not have any business interests or other relationships with the Company or its principal shareholders.

The following table indicates the other issuers where directors of the Company sit as members of the board of director:

Director	Issuer
Alain Bouchard	Quebecor Inc. (also a member of the Human Resources Committee)
Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients)
Roger Desrosiers	Van Houtte Inc. (also Chairman of the Audit Committee)
Jean Élie	IamGold Inc. (also a member of the Audit Committee)
Richard Fortin	Transcontinental Inc. (also a member of the Audit Committee)
Jean Turmel	Canam Group Inc.
Montreal Exchange

The Board of Directors holds regularly scheduled meetings of the Board at which non-independent directors and members of management are not in attendance. During the last fiscal year of the Company, the independent directors held five meetings.

The Chairman of the Board is not an independent director. Therefore, the Board of Directors has established procedures enabling it to function independently of management, including the appointment of an unrelated director to act as Lead Director. The Lead Director’s responsibilities include the following:

  To ensure that the responsibilities of the Board of Directors are well understood by both the Board of Directors itself and management, and that the boundaries between the responsibilities of each are clearly understood and observed.

  Ensure that the resources available to the Board of Directors (especially up-to-date and relevant information) are adequate and enable it to perform its work.

  Adopt, together with the Chairman of the Board of Directors, procedures and meeting schedules so that the Board of Directors and its committees can effectively and efficiently accomplish their work.

  Ensure that duties assigned to the competent committees are effectively carried out and that the results are communicated to the Board of Directors.

The following tables set forth the attendance of nominees at meetings of the Board of Directors and of the committees thereof, as well as the number of meetings of the Board and of the committees held during the fiscal year ended April 29, 2007.

Number of Meetings Attended by the Director /
Directors	Number of Meetings Held*
	Board	Audit Committee	Human Resources and
	5 meetings	4 meetings	Corporate Governance
4 meetings
Alain Bouchard	5/5	-	-
Jacques D’Amours	5/5	-	-
Roger Desrosiers	5/5	4/4	-
Jean Élie	5/5	3/3*	4/4
Richard Fortin	5/5	-	-
Josée Goulet	2/2*	1/1*	-
Mélanie Kau	3/3*	-	-
Roger Longpré	5/5	4/4	4/4
Réal Plourde	5/5	-	-
Jean-Pierre Sauriol	4/5	-	3/4
Jean Turmel	5/5	-	4/4

* Since becoming or ceasing to be a director or a member of the relevant committee.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors adopted a Board of Directors’ Charter in order to identify the specific responsibilities of the Board of Directors which is as follows.

I. Mandate

The Board of Directors oversees the Company's management of its commercial activities and internal affairs with a view to increasing the long-term return on shareholder equity. The Board makes major policy decisions and reviews the performance and efficiency of the management team entrusted with the responsibility for administering the Company's day-to-day business.

In accordance with the Companies Act (Québec) and its By-Laws, the Board of Directors may delegate certain tasks and responsibilities to board committees. However, such delegation does not remove the board’s general management responsibilities of the Company.

II. Responsibilities

In addition to making decisions that fall within its jurisdiction, in accordance with the law, the main responsibilities of the Board of Directors are as follows:

A. Strategic planning:

1.     Revising and approving the Company’s strategic plan and priorities while taking into account opportunities and risks, the Company’s financial and tax strategy and its business plan.

2.     Revising and discussing the Company’s strategic plan and priorities during an annual meeting with senior management.

3.     Evaluating the Company’s performance with respect to the strategic plan and business plan and, in particular, assessing the Company’s operating results based on the established objectives.

B. Human resources:

4.     Ensuring, wherever possible, that the Chief Executive Officer and other members of senior management are honest and that they create a culture of integrity throughout the Company.

5.     Determining the size and structure of the Board of Directors and its committees based on the expertise, skills and personal qualities required of the members of the Board in order to ensure adequate decision making.

6.     Approving and submitting the list of candidates for the position of director, to be voted on by shareholders, as proposed by the Human Resources and Corporate Governance Committee.

7.     Ensuring effective planning regarding the succession of the Company’s senior managers, including their appointment and compensation.

8.     Ensuring that an annual performance evaluation is carried out for the Chief Executive Officer and other members of senior management, while taking into account the Board’s expectations and the objectives set by the Human Resources and Corporate Governance Committee.

C. Finance and internal control procedures:

9.     Revising the main risks associated with the Company’s activities, as identified by management, and ensuring that they are managed effectively. The main risks are revised during the quarterly meetings of the Audit Committee and the Board of Directors.

10.   Ensuring the integrity of the quality of the Company’s internal control and management systems.

11.   Adopting a communications policy that involves the full disclosure of all important matters related to the Company’s activities, in particular those dealing with how the Company interacts with analysts and the public. The communications policy must also outline measures to take to avoid the selective disclosure of information.

D. Governance:

12.   Developing the Company’s governance policies and practices and revising governance structures and procedures with respect to the governance standards in effect and in accordance with the best practices considered applicable in this instance.

13.   Approving the appointment of the Lead Director based on the recommendation of the Human Resources and Corporate Governance Committee.

14.   Developing and approving the job descriptions for the Chairman of the Board and committee presidents as well as for the Lead Director.

15.   Adopting a written code of conduct and ethics that applies to the Company’s officers and employees and revising and modifying it where necessary. The Board of Directors is responsible for ensuring that the code is respected. The Board, or a Board committee, may grant dispensations to directors or senior management with regard to the code.

16.   Implementing, in co-operation with the Lead Director, a procedure to follow for evaluating the effectiveness and contribution of the Board and its members as well as the Board committees and their members.

17.   Assessing and approving the contents of important disclosure documents, namely the Annual Information Form, the Management Proxy Circular, as well as any document that the Company must disclose or file with the appropriate regulatory authorities.

18.   Ensuring that the appropriate measures are implemented to promote communication with clients, employees, shareholders, investors and the public.

POSITION DESCRIPTIONS

The Board of Directors has developed Charters for the Audit and Human Resources and Corporate Governance committees of the Board, as well as respective position descriptions for the Chair of the Board, for the Lead Director, for the Committee chairs and for the President and Chief Executive Officer to compliment the Board of Directors’ Charter.

ORIENTATION AND CONTINUING EDUCATION

The Company has developed and updates a director’s guide for new members of the Board of Directors as well as for existing members. New members of the Board of Directors receive training in the form of presentations and up-to-date documentation containing basic information on the Company and its industry. Management make presentations on various aspects of the Company’s business to the Board of Directors on a regular basis. The Board also has put in place a pre-determined budget for continuing education which process is overseen by the Lead Director.

ETHICAL BUSINESS CONDUCT

The Company has in place a written code of ethics and conduct for its officers and employees (the "Code"). The Code may be consulted the Company’s profile on SEDAR at www.sedar.com or the website www.couche-tard.com. The Human Resources and Corporate Governance Committee is responsible for the Code implementation within the Company. The Code is distributed and signed by each employee of the Company upon hire. The Code pertains namely to conflict of interest, the use of the Company’s assets, fair treatment of the clients, providers, competitors and other Company employees. In addition, the Code includes a communication policy whose objective is to ensure that disclosure to the investing public regarding the Company is made in a timely manner by the Company authorized representatives, in keeping with the facts, accurately and widely, in accordance with the applicable statutory and regulatory requirements. Pursuant to the Code, all employees of the Company shall report any activity which seems not to be in line with the Code or laws and regulations.

The Company has adopted a code of ethics and conduct for its board members which indicates namely that if a director who finds themself in a conflict of interest during any Board of Directors or Committee meeting must immediately declare their interest and refrain from participating in any discussion about the conflicting issue or from voting thereon.

NOMINATION OF DIRECTORS

The Board of Directors has delegated to the Human Resources and Corporate Governance Committee, the task of evaluating and recommending to the Board of Directors, together with the Chairman of the Board of Directors, new nominees for the position of Director. The Committee determines the skills, abilities and personal attributes required of new directors with a view to creating value for shareholders.

The Human Resources and Corporate Governance Committee is exclusively comprised of independent directors. The members are Messrs. Jean Élie, Roger Longpré and Jean-Pierre Sauriol.

This Committee, together with the Lead Director and the Chairman of the Board of Directors, is responsible for the review and proposing policies and practices for the compensation of directors to ensure that compensation realistically reflects the responsibilities and risks involved in carrying out their mandate as directors, as well as means for encouraging directors to hold shares in the Company. The Committee takes into account, in particular, the work load and comparative figures on the compensation of board members of a group of comparable Canadian companies with North American operations. During the fiscal year 2006, the Committee retained the services of Groupe Conseil Aon Inc. to review Board compensation and to recommend a Board compensation policy, which was approved by the Board.

COMPENSATION

The Human Resources and Corporate Governance Committee is established by the Board of Directors to assist the Board in fulfilling its responsibilities relating to matters of human resources and corporate governance, namely compensation, establishing succession plan and development of senior management. The Committee has the responsibility for evaluating and making recommendations to the Board regarding the compensation of the Company’s executives and the equity-based and incentive compensation plans, policies and programs of the Company.

The Committee reviews and approves corporate goals and objectives relevant to the total compensation package of the President and Chief Executive Officer, recommends a performance evaluation process for the President and Chief Executive Officer, evaluates the performance of the President and Chief Executive Officer in light of these goals and objectives and using this process, makes recommendations to the Board with respect to the President and Chief Executive Officer’s compensation level based on this evaluation. In addition, the Committee consults with the President and Chief Executive Officer, to evaluate the Company’s executives, other than the President and Chief Executive Officer, and makes recommendations to the Board with respect to the total compensation package for the Company’s executives, other than the President and Chief Executive Officer, and directors’ compensation. During fiscal 2006, the Committee retained the services of the firm Groupe Conseil Aon Inc. for the compensation of the independents directors, executives and officers of the Company.

OTHER BOARD COMMITTEES

Audit Committee

Information relating to the Audit Committee of the Company may be found under section "Audit Committee Disclosure" of the 2007 Annual Information Form, which is hereby incorporated by reference. A free copy of the Annual Information Form may be obtained on SEDAR at www.sedar.com or by written request to the Company’s Corporate Secretary.

Executive Committee

The Executive Committee is comprised of Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D’Amours, all members of Management.

The Executive Committee has the authority to exercise, from time to time, all the powers of the Board of Directors, except the powers that may not be delegated to a committee pursuant to the laws governing the Company and subject to any restrictions imposed by the Board of Directors, within the limits of the mandates and responsibilities of other committees of the Board of Directors in accordance with current corporate governance guidelines. The Executive Committee must also advise the Board of all decisions of a strategic nature.

ASSESSMENTS

The Human Resources and Corporate Governance Committee examines on an annual basis, together with the Chairman of the Board and the Lead Director, the performance and contribution of directors nominated for re-election and ensures that they are still eligible pursuant to applicable laws. The Committee reviews the size of the Board on a annual basis and reports to the Board. In addition, the Lead Director meets with each director on an personal basis to assess the operation of the Board and committees, the participation of individual directors, the adequacy of information given to directors and communication between the Board and Management. Thereafter, the Lead Director reports to the Human Resources and Corporate Governance Committee.

* * * * *

Security Class Holder Account Number

Form of Proxy – Annual General Meeting to be held on September 5, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This proxy should be signed in the exact manner as the name appears on the proxy.

4.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.     The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.     This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., EDT on Friday, September 4, 2007.

Appointment of Proxyholder
I/We being holder(s) of The Company hereby appoint: Alain Bouchard ,		Print the name of the person you are
or failing him/her Richard Fortin, or failing him/her Réal Plourde,		appointing if this person is someone
	OR	other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Alimentation Couche-Tard Inc. to be held at Hotel Sheraton, Salle des congrès, Laval Room 1, 2440 Autoroute des Laurentides, Ville de Laval, province of Québec, on Wednesday September 5, 2007 at 11 o’clock (local time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	□	□

	For	Withhold
2. Appointment of Auditors
Appointment of RAYMOND CHABOT GRANT THORNTON LLP. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	□	□